Item 77I for Deutsche Strategic Equity
Long/Short Fund and Deutsche Diversified
Market Neutral Fund (each a "fund" and each a series of Deutsche Market Trust)

Termination and Liquidation of Deutsche
Strategic Equity Long/Short Fund

Upon the recommendation of the fund's investment advisor, Deutsche Investment Management
Americas Inc., the fund's Board has authorized the fund's termination and liquidation, effective on August 22, 2016.

The fund was terminated and liquidated on August
22, 2016.

Termination and Liquidation of Deutsche
Diversified Market Neutral Fund

Upon the recommendation of the fund's investment advisor, Deutsche Investment Management
Americas Inc., the fund's Board has authorized the fund's termination and liquidation, effective on or about November 30, 2016.